Exhibit 10.2

March 1, 2001

Mr. _____________
First National Bank of Joliet
78 North Chicago Street
Joliet, IL

Re:        Employment Agreement

Dear Mr. _________:

We are pleased to offer you employment with Harris Bank Joliet (“Harris”) on the following terms.  This employment offer is subject to and effective upon the closing of Bank of Montreal’s purchase of First National Bancorp, Inc. (“FNB”) in accordance with the Agreement and Plan of Merger dated March 1, 2001 (the “Purchase”).

1.	You shall be employed by Harris in the officer capacity of __________ and __________. On the first anniversary of your Hire Date, your title and position shall change to ________ and ____________. You shall perform such duties and responsibilities consistent with that position and as may be assigned to you by the Board of Directors of Harris and the Chief Executive Officer of Harris Bank or his or her designee. You agree to devote your full working time, attention, skill and efforts to the performance of your duties, including activities and services related to the organization, operation and management of Harris.

2.	The term of this employment agreement shall be from the closing date of the Purchase (the “Hire Date”) to 36 months following the Hire Date, unless terminated earlier in accordance with this Agreement.

3.	Subject to Paragraph 24 of this Agreement, upon the closing of Bank of Montreal’s purchase of FNB, Harris shall pay you a sign-on bonus equal to $_________ (the “Sign-on Bonus”). Subject to Paragraph 24 of this Agreement, during the period of your employment, Harris shall pay you a bonus equal to __________ Dollars ($______) (the “Bonus Amount”). The Sign-on Bonus and the Bonus Amount shall be subject to federal and state income taxes. The Bonus Amount shall be payable in seven installments as follows: (a) 10% three months after the Hire Date; (b) 15% nine months after the Hire Date; (c) 15% 15 months after the Hire Date: (d) 15% 21 months after the Hire Date; (e) 15% 27 months after the Hire Date; (f) 15% 33 months after the Hire Date; and (g) 15% 36 months after the Hire Date. Except for a termination pursuant to Paragraph 7 or Paragraph 8 of this Agreement, or if Harris terminates this Agreement for a reason other than under Paragraph 9, you must be actively employed at Harris on the date each installment of the Bonus Amount is scheduled to be paid in order to receive such installment. The Sign-on Bonus and the Bonus Amount are not regarded as “considered salary” for benefit plan purposes. During your employment with Harris your base salary shall be ___________ Dollars ($______) per annum, payable in accordance with Harris’ regular payroll practices, and subject to review at such intervals and with such considerations as apply generally to similarly situated Harris executives, provided that the amount of such base salary may not be decreased. During the term of this Agreement, you shall be eligible to participate in Harris’ incentive plan on the same terms and conditions as similarly situated Harris executives, provided that the amount of annual bonus paid thereunder to you shall not be less than the bonus paid to you for 2000. You shall be eligible to participate in the Harris Bank Stock Option Program which is established pursuant to the Bank of Montreal Stock Option Plan on the same terms and conditions as similarly situated Harris employees.

4.	You shall be eligible to participate in all other employee benefit plans of Harris, subject to and on a basis consistent with the terms, conditions, and overall administration of such plans and arrangements applicable to similarly situated Harris executives.

5.	You shall be entitled to all paid bank holidays, and paid vacation and other paid time off in accordance with Harris’ current policies and plans.

6.	You shall be entitled to incur reasonable travel and entertainment expenses in connection with the performance of your duties, and Harris shall reimburse such expenses, in accordance with its policy applicable to similarly situated Harris executives.

7.	If you are unable to perform your usual and customary duties by reason of illness, disability or other incapacity, however caused, which lasts for a total of one hundred ten (110) consecutive calendar days, or a total of one hundred eighty (180) calendar days during any 12-month period, Harris may in its sole discretion terminate this Agreement by giving written notice to you. Such termination shall be effective as of the date set forth in the notice, which shall be not less than fourteen (14) calendar days after the giving of such notice.

8.	This Agreement shall terminate immediately if (a) Harris requires you to be based at a location more than 50 miles from your job location as of the Hire Date, (b) Harris reduces your base salary or the minimum bonus as described in Paragraph 3 of this Agreement, (c) Harris fails to provide you with the benefits described in Paragraph 4 of this Agreement, or (d) Harris assigns you to duties that are materially inconsistent with the authorities, duties, responsibilities and status in effect as of your Hire Date and during the term of this Agreement for a _________ Officer in the Harris Bank Community Bank network (provided, however, that a change in your office, title and/or reporting requirements shall not be considered materially inconsistent unless such change results in a material reduction of your authorities, duties, and responsibilities). This Agreement shall automatically terminate upon your death.

9.	This Agreement shall terminate immediately if you are discharged for “cause,” which is defined for purposes of this Agreement as (a) your conviction of a felony or any crime involving fraud or dishonesty or similar crimes, (b) your disqualification for active employment under the directive of any bank regulatory agency or because you are ineligible for bonding by Harris’ bonding agent, (c) your material failure or refusal to perform the material duties and responsibilities of your position or any material breach of your obligations under this Agreement, provided that such failure, refusal or breach has continued more than 10 business days after Harris has given you written notice thereof and of its intent to terminate your employment because of such failure, refusal or breach.

10.	In the event of termination of this Agreement under Paragraphs 7 or 8, or if Harris terminates this Agreement for a reason other than under Paragraph 9, you, or in the event of your death, your estate, shall be entitled to receive your unpaid salary, earned but unused vacation and your benefits under all qualified and nonqualified retirement, pension, profit-sharing and similar plans in accordance with the terms of such plans, to the extent such salary, earned but unused vacation and benefits have accrued to the date of termination. Harris shall also be obligated to pay you, or in the event of your death, to your estate, in a lump sum within thirty (30) calendar days after termination the unpaid portion of the Bonus Amount.

In the event of termination of this Agreement, including expiration, you also will be entitled to participate in, and be covered under, (which participation and coverage may include benefits for your spouse and qualified dependents) the health benefit plan of Harris, or its successor(s), until you become eligible for Medicare, provided that you pay 100% of the group plan premium cost incurred by Harris (or its successor(s)) for the coverage level you elect. In the event of your death prior to your eligibility for Medicare, your spouse and dependents, if any, may continue their coverage under the health benefit plan of Harris until your spouse’s eligibility for Medicare, provided that they pay 100% of the group plan premium cost incurred by Harris. The first 18 months, 29 months, or 36 months, as applicable, of continued coverage as described in this paragraph shall be considered COBRA coverage, as described in Title I, Part 6 of the Employee Retirement Income Security Act. Once you or your spouse and dependents stop paying 100% of the group plan premium cost for the health benefit plan of Harris, you or your spouse and dependents will not be entitled to reenter such plan. Harris makes no commitment or guarantee that, following your separation from employment from Harris, the benefits paid to you or your spouse or dependents or on your or their behalf from the health benefit plan of Harris will be excludable from your or their gross income for federal or state income tax purposes.

11.	In the event Harris terminates this Agreement under Paragraph 9 or if you terminate your employment with Harris other than under Paragraph 8, you shall be entitled to receive your unpaid salary, earned but unused vacation, and your benefits under all qualified and nonqualified retirement, pension, profit-sharing and similar plans in accordance with the terms of such plans, to the extent such salary, earned but unused vacation, and benefits have accrued to the date of termination. All other obligations of Harris under this Agreement shall cease on the date of termination and any unpaid portion of the Bonus Amount shall be forfeited.

12.	During your employment you will have access to, obtain, and may prepare “Confidential Information,” which is defined for purposes of this Agreement as information which Harris regards and treats as confidential and which is not generally known or accessible to competitors or other third parties not having a legitimate need to know, which has value to Harris and which, if disclosed, would result in competitive and business disadvantage to Harris and/or its affiliates. Such information includes but is not limited to the identities of actual or potential customers, their financial information and the services provided to them; new product and service offerings; financial information relating to Harris and its corporate affiliates; marketing strategies and plans; expansion, contraction or reorganization planning; personnel strategies, plans and data; legal matters; and internal investigations. During the period of your employment and thereafter, you shall not disclose or cause to be disclosed any such Confidential Information except as may be necessary to perform your duties and as may be required by law. Upon termination of your employment, you shall return to Harris all records, files, documents and materials (including computer hardware and software) you received during your employment (except those setting forth your employee benefits) including but not limited to those containing Confidential Information. Nothing herein is intended to limit Harris’ or your rights under any statute or the common law concerning the use and disclosure of confidential information and trade secrets.

13.	You shall keep the terms of this Employment Agreement strictly confidential and you promise that neither you nor any of your representatives or agents shall disclose, either directly or indirectly, any information concerning this Agreement to anyone (except your counsel, tax advisors and immediate family) including, but not limited to, past, present or future employees of Harris, FNB, First National Bank of Joliet or any of their affiliates.

14.	You agree that during the term of your employment with Harris and for one (1) year following the termination of your employment, for any reason, you will not: (1) solicit, encourage or induce, either directly or indirectly, any customer of Harris to limit its relationship with Harris or its affiliates/subsidiaries; (2) assist, advise or counsel another financial institution, either directly or indirectly, to provide banking services to any customer of Harris; 3) provide or offer, either directly or indirectly, any banking services to any customer of Harris unless you are providing services for Harris; (4) disclose or make known to any other person or entity the names, addresses or telephone numbers of customers of Harris; or (5) call on or solicit for employment, either for yourself or for any other person or entity, any of Harris’ employees. This restriction concerns customers of Harris whom you learned of or developed leads regarding during your employment with Harris, or whom you serviced, had contact with, had responsibility for or had access to confidential information regarding during your employment with Harris.

15.	You acknowledge that you currently have or will learn or develop Confidential Information belonging to Harris, and that use or disclosure of this Confidential Information is likely if you were to compete with Harris. You also acknowledge that entities which compete with Harris are those entities which provide banking services to persons or entities in the eight-county Chicagoland area. Therefore, in order to protect Harris' Confidential Information and in consideration for the various benefits and payments provided hereinunder, you agree that during the term of your employment and for one (1) year following the termination of your employment, for any reason, you will not, without Harris' prior written consent, accept a position with or provide consulting or other services to any person or entity, wherever located, that provides banking services in the eight-county Chicagoland area and you further agree that during this period you will not start, invest in, counsel or advise, directly or indirectly, with any such competing entity. The eight-county Chicagoland area is defined as Cook, Lake, McHenry, DuPage, Kane, Kendall, Will and Grundy counties. If this Agreement is terminated for any reason prior to (and including) the second anniversary of your Hire Date, you are subject to the non-compete provisions of this Paragraph 15. If this Agreement is terminated after the second anniversary of your Hire Date for any reason other than your voluntary termination, you are not subject to the non-compete provisions of this Paragraph 15.

16.	The existence of any cause of action you may have against Harris shall not constitute a defense to Harris’ enforcement of Paragraph 14 and Paragraph 15 of this Agreement .

You agree that the duration and scope of the restrictive covenant provisions of Paragraph 14 and Paragraph 15 of this Agreement are reasonable and necessary to the effective conduct of Harris’ business and that, if any portion of the restrictive covenants are held to be unreasonable, arbitrary, or against public policy by any court or tribunal, the restrictive covenants shall be enforced against you for a shorter period of time as is determined by the tribunal to be reasonable, non-arbitrary, and not against public policy.

17.	In the event it should become necessary for Harris or you to retain the services of an attorney to enforce the terms of Paragraph 14 and Paragraph 15 of this Agreement or the confidentiality provisions of this Agreement, and the issue is decided by a court of law, the unprevailing party agrees to pay the costs of any legal proceedings and the prevailing party’s reasonable attorneys’ fees including any attorneys’ fees and costs incurred as a result of appellate proceedings (regardless of the party initiating the appeal).

18.	The parties agree that any and all claims arising out of or relating to your employment or termination of employment or arising out of or relating to this Agreement or the termination of this Agreement shall be decided by final and binding arbitration, including without limitation any and all claims for wrongful discharge or age or other employment discrimination and any and all claims of violation of any federal, state or local statute, ordinance, rule or regulation provided, however the parties do not agree to arbitrate claims for worker’s compensation benefits; claims for unemployment compensation; claims based upon any employee pension, insurance or similar plan; and any claims under Paragraphs 14 and 15 of this Agreement. Unless the parties agree otherwise, arbitration shall be conducted pursuant to the Employment Dispute Resolution Rules of the American Arbitration Association.

19.	You may not assign, pledge or encumber this Agreement or any other interest herein.

20.	This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

21.	This Agreement sets forth the entire agreement between you and Harris and Harris’ affiliates as to your employment relationship. No amendment or modification shall be effective unless reduced to writing and signed by a duly authorized representative of the party to be bound thereby. If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect.

22.	This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. It is agreed that both parties participated in the negotiation and establishment of the terms set forth herein.

23.	You hereby agree that all prior written and oral agreements between you and FNB or First National Bank of Joliet including but not limited to, the Change of Control Agreement dated October 12, 2000 and any severance plans or agreements, are terminated upon the closing of Bank of Montreal’s acquisition of FNB and you waive any and all rights and benefits under those agreements.

24.	You agree that no portion of any payment under this Agreement, including the Sign-on Bonus and the Bonus Amount, or payments to or for your benefit under any other agreement or plan, shall be deemed to be an “Excess Parachute Payment” as defined in Section 280G of the Internal Revenue Code of l986, as amended (the “Code”). It is agreed that the present value of the Sign-on Bonus and the Bonus Amount and any payments to you or for your benefit which are in the nature of compensation, receipt of which are contingent on Bank of Montreal’s acquisition of FNB and to which Section 280G of the Code applies (in the aggregate “Total Payments”) shall not exceed an amount equal to one dollar less than the maximum amount which Harris may pay without loss of deduction under Section 280G of the Code. Present value for purposes of this Agreement shall be calculated in accordance with Section 280G of the Code. Within thirty (30) days of Harris’s notice to you that Harris believes that there is a payment or benefit due to you which will result in an Excess Parachute Payment as defined in Section 280G of the Code, you and Harris, at Harris’s expense, shall obtain the opinion of legal counsel and certified public accountants as you may choose (notwithstanding the fact that such persons have acted or may also be acting as legal counsel or certified public accountants for Harris) determining whether or not such payments are Excess Parachute Payments under Section 280G the Code. In the event that such opinions determine that there would be such an Excess Parachute Payment, the payment hereunder or any other payment determined by such counsel and certified public accountants to be includable in Total Payments shall be modified, reduced, or eliminated as specified by you in writing delivered to Harris within 15 days of your receipt of such opinions or, if you fail to so notify Harris, then Harris shall make such determination so that there will be no Excess Parachute Payment. The provisions of this Paragraph 24 shall be based upon the presumption that the compensation and benefits earned by you pursuant to Harris’s compensation program which would have been paid in any event, are reasonable compensation for services rendered, even though the timing of such payments relate to a change in control of FNB; provided, however, that in the event legal counsel and the certified public accountant so requests in connection with the opinion required by this Paragraph 24, you and Harris shall obtain, at Harris’s expense, and the legal counsel may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by you. In the event that the provisions of Section 280G and Section 4999 of the Code are repealed without succession, this Paragraph 24 shall be of no further force or effect.

We are delighted to have you join the Harris family.  Please signify your agreement with the terms of this letter by signing below.

Sincerely yours,

Harris Bank
By:	Charles R. Tonge
Title:	Executive Vice President
Agreed:
Dated: March 1, 2001

             The employment agreements were entered into by the following individuals, each of whom during the terms of their respective employment agreements, will receive payments and awards as set forth in the table below:

Executive	Base Salary	Sign-on Bonus	Bonus Amount
Albert G. D’Ottavio	$294,000	$1,115,758	$637,500
Michael C. Reardon	$174,000	$395,851	$270,000
Richard G. DeGrush	$132,000	$389,374	$265,500
John J. Keigher	$130,000	$457,045	$247,500
Jack A. Podlesny	$129,000	$443,129	$246,000
James T. Limacher	$117,000	$411,054	$228,000
Michael W. Nolan	$78,000	N/A	$141,000
Steven J. Randich	$96,500	N/A	$175,500